UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of                          June                          , 20 09
Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA

(Translation of registrant’s name into English)
Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]
Form 20-F ☑            Form 40-F ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]
Yes ☐            No ☑
[If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ]
Enclosure: 2007 Annual Report of Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA

(Registrant)

Date June 18, 2009	By	/s/ Heri Supriadi

(Signature)
Heri Supriadi
VP Investor Relations/ Corporate Secretary

ANNOUNCEMENT OF THE SCHEDULES AND RULES
FOR THE DISTRIBUTION OF CASH DIVIDEND PAYMENT FOR THE FINANCIAL YEAR 2008
PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA, TBK
In accordance to the resolutions to the Annual general Meeting of Shareholders of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia, Tbk (hereinafter refer to as the “Company”), convened on June 12, 2009, the Company hereby announces that it shall pay cash dividend form the Company’s Net Profit for the financial year 2008 I the amount of Rp. Rp.5,840,708,099,718 or minimum of Rp296.9435 per share based on the number of shares that have been issued (not including the shares that have been bought back by the Company).
In accordance to the above, the Company hereby announces the schedules and procedures for the distribution of the cash dividends for the financial year 2008, as follows:
A. SCHEDULES

	DESCRIPTION	DATE
1	Recording Date	10 July 2009; 16.00 WIB
2	Regular and Negotiation Market
	• Cum Dividen	7 July 2009
	• Ex. Dividen	8 July 2009
3	Cash Market
	• Cum Dividen	10 July 2009
	• Ex. Dividen	13 July 2008
4	Payment Date	27 July 2009
B. PROCEDURES OF CASH DIVIDENDS PAYMENT
1.	For American Depository Shares holders, the New York Stock Exchange regulations shall prevail and payment of cash dividend will be made through Custodian Bank which was appointed by the Bank of New York-Mellon, for the amount of shares registered at the register List of ADS holders at the Stock Administration Bureau (SAB) and Kustodian Sentral Efek Indonesia (KSEI) and refers to Record Date on 10 July, 2009.

2.	For shareholders whose shares are registered at Collective Deposit in KSEI, cash dividend will be paid through the KSEI and will be distributed to securities companies’ or custodian banks’ account on 27 July 2009. Payment receipt will be delivered to securities companies or custodian banks in which shareholders open their accounts.

3.	For shareholders whose shares are not registered at Collective Deposit in KSEI, the Company will send notice of dividend payment (SPPD) to shareholders’ address.
a.	Cash Dividend will be paid in cash at PT Bank Negara Indonesia (BNI), the nearest branch in all places in Indonesia. Shareholders are obligated to bring along the valid original Identity Card and if it is authorized to another person, the copy of the valid original Identity Card of both personnel should be attached to the power of attorney.

b.	The cash dividend will only be transferred by the Company to the shareholders’ bank account if:
—	Cash dividend received at least in the amount of Rp500,000,-

—	The complete transfer request must be delivered at the latest on 10 July 2009 for yearly cash dividend to the SAB at PT DATINDO ENTRYCOM, Puri Datindo — Wisma Sudirman, Jl. Jend. Sudirman Kav. 34, Jakarta 10220.
4.	For shareholders considered as on shoe Tax Payer in the form of entity, they should register their tax register number (Nomor Pokok Wajib Pajak/ NPWP) to KSEI or the Company’s Registrar PT Datindo Entrycom, Puri Datindo — Wisma Sudirman, Jl. Jend. Sudirman Kav.34, Jakarta 10220 at the latest on July 10, 2009 at 16.00 WIB. If as of the said date KSEI or the Company Registrar has not received the NPWP, the Cash Dividend will be subject to withholding tax at th rate of 30%.

5.	For shareholders considered as offshore Tax payer which will use the Tax Treaty under the Agreement on the Prevention of the Imposition of Dual Taxes (P3B) it has to comply with article 26 of law No.36 Year 2008 regarding Income Tax and must submit its copy of the Certificate of Domicile that has been legalized by the Indonesian Tax Service Office for Go Public to KSEI or Company registrar at the latest on July 10, 2009 at 16.00 WIB. If as the said date, KSEI or the Company Registrar has not received the Certificate of Domicile, the Cash Dividen will be subject to withholding tax at the rate of 20%.
Bandung, 18 June 2009
The Board of Directors